California Operations	Canadian Office
3116 Diablo Avenue	450 – 789 West Pender Street
Hayward, CA 94545	Vancouver, BC V6C 1H2
Phone: 510-293-1212	Phone: 604-687-3775
Fax: 510-293-9997	Fax: 604-689-7654
Email: info@valdor.com	Email: brian@valdor.com

NEWS RELEASE
VALDOR SIGNS LETTER OF INTENT for MEXICAN JOINT VENTURE

Vancouver, BC – August 25, 2014: Valdor Technology International Inc. (“Valdor”) (TSX-V: VTI) (OTC: VTIFF) is pleased to report that a Letter of Intent for a joint venture partnership has been signed with Inteligencia e Infraestructura En America S. A. (“Inteligencia”). Inteligencia, located in Mexico City, markets, services and installs electrical equipment and fibre optic cable, to the telecommunications industry, throughout Mexico.

The objective of this proposed joint venture is for Valdor to become a leader in the Mexican fibre optic technology market and in telecommunications customer acquisition. The imminent deregulation of Mexico’s telecommunication industry will be a catalyst for this process. The Mexican telecommunications market is $35 billion/year and growing. (Please see the study by the "Cooperation Organization for Economic Development" on the Mexican telecommunications industry & Mexican Government website "Instituto Federal de Telecomunicaciones".) (http://www.ift.org.mx/iftweb/) Fibre-to-the-home deployment in Mexico is at a very early stage.

It is proposed that Valdor will provide quality control practices and procedures, component procurement, operational procedures, technical transfer and training. It is proposed that Inteligencia will provide the engineering and assembly employees, sales and marketing employees, executive leadership, and the physical facilities in Mexico.

Valdor and Inteligencia will each provide 50% of the investment capital and share equally in the profits. To satisfy the Mexican requirement for local content, the joint venture will ultimately, but not immediately, establish a manufacturing facility within Mexico. The joint venture will initially supply and ultimately manufacture passive optical components including a full range of optical connectors, assemblies, patch panels and integrated optical solutions. Mr. Toledo has tendered his resignation as a Valdor Director; this will allow him more flexibility in securing business opportunities for Valdor throughout Latin America. The joint venture partnership will be structured to provide triple play (voice, data & multi-media) solutions for the FTTx and streaming video market sectors; the content focus will be health care, security and education.

Valdor has received a third set of comments from the US Securities and Exchange Commission (SEC) relative to listing on the OTCQB securities market (please see news release dated March 26, 2014). Valdor plans to respond to these comments during the week of August 25, 2014.

About Valdor Technology International Inc. (www.valdortech.com)

Valdor is a technology company with two divisions:

1) Valdor Fiber Optics, a fibre optic components company specializing in the design, manufacture and sale of fibre optic splitters, connectors, laser pigtails and other optical and optoelectronic components, including some that use Valdor proprietary and patented technologies. The company specializes in harsh environment products and in particular splitters and connectors;

2) Niagara Streaming Media, a streaming video business that holds four patents and markets the Niagara and GoStream product lines.

Fibre-to-the-home is the future for telephone, television and internet communications and streaming video is the future of television. The Valdor business plan incorporates growth by acquisition. For further information on Valdor’s product lines please visit www.valdor.com.

ON BEHALF OF THE BOARD OF DIRECTORS
OF VALDOR TECHNOLOGY INTERNATIONAL INC.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.